UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

Unregistered Sales of Equity Securities

Securities Purchase Agreement

On July 12, 2022, Freight Technologies Inc. (the “Company”) and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A4 Preferred Shares for an aggregate consideration of $2,700,000. The sale contemplates two closings – the first being for 809,524 Series A-4 Preferred Shares for a consideration of $1,700,000 comprising $1,500,000 in cash and the extinguishment of a $200,000 promissory note issued by Freight App, Inc. to ATW Opportunities dated December 29, 2021 (the “First Closing”) and the second being for 476,190 Series A4 Preferred Shares for a consideration of $1,000,000 in cash (the “Second Closing”) within 60 days of the closing of the first sale. The First Closing was consummated on July 13, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Also on July 12, 2022, the Company entered into a Securities Amendment Agreement with holders of the Company’s Series Seed, Series A1-A, Series A2, and Series A4 Preferred Shares (collectively, the “Series A Preferred Shares”), Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the Amended and Restated Securities Purchase Agreement dated as of February 9, 2022 (the “Warrants”). The parties to the Securities Amendment Agreement have agreed to the following:

(i)	Series A Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series A Preferred Shares shall be amended to remove the anti-dilution provision following a reset of the conversion price as follows:

●	Series A1-A: $1.40 (using a stated value, post reverse split, of $2.086)
●	Series A2: $1.40 (using a stated value, post reverse split, of $3.122)

(ii)	Series B Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series B Preferred Shares shall be amended to reset the conversion price to $1.40 (using a stated value, post reverse split, of $6.60).

(iii)	Warrants

The Company shall issue amended and restated Warrants to the Warrant holders with the following amendments:

●	The anti-dilution provision shall be deleted.
●	The cashless exercise formula shall be amended so that upon a cashless exercise of the applicable Warrant, 0.779 Company’s ordinary share will be issued for each Series A Warrant, 0.816 ordinary share shall be issued for each Series B Warrant, 0.888 ordinary share shall be issued for each Series C Warrant and 0.826 ordinary share shall be issued for each Series D Warrant.

(iv)	Registration Rights Agreement

The registration rights agreement dated February 9, 2022 is amended and restated as of July 12, 2022 (hereinafter, the “Registration Rights Agreement”) with the following amendments:

●	The Registrable Securities in the Registration Rights Agreement shall be expanded to include the ordinary shares underlying the Series A-4 Preferred Shares issued pursuant to the aforementioned July 12, 2022 Securities Purchase Agreement;

●	The “Effectiveness Date” has been redefined, with respect to the Initial Registration Statement required to be filed under the Registration Rights Agreement, the 60th calendar day following the Filing Date (or, in the event the Commission notifies the Company that it will “review” the Registration Statement, the 120th calendar day following the Filing Date) and with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, if such Effectiveness Date falls on a day that is not a Business Day, then the Effectiveness Date shall be the next succeeding business day; provided, further, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations;

●	The partial liquidated damages in Section 2(d) has been amended downward to be a product of 0.1% multiplied by the aggregate subscription amount.

The preceding description of the aforementioned agreements and securities does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, the form of amended and restated Warrants, and the Registration Rights Agreement, which are filed as exhibits to this report and incorporated herein by reference.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Upon receipt of majority consents of a majority of the holders of Series A Preferred Shares (including ATW Master Fund II, L.P. as the requisite holders) together as a single class, majority of the holders of Series B Preferred Shares and unanimous consent from the Company’s board of directors, the Company has caused the Amended and Restated Articles and Memorandum of Association to be registered with the Registrar on July 13, 2022.

Exhibits

Exhibit No.	Description

3.1	Form of Amended and Restated Articles and Memorandum of Association
10.1	Form of Securities Purchase Agreement
10.2	Form of Securities Amendment Agreement
10.3	Form of Amended and Restated Series [A/B/C/D] Warrant
10.4	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer